Sullivan & Worcester LLP                     T 202 775 1200
1666 K Street, NW                            F 202 293 2275
Washington, DC 20006                         www.sandw.com


                                            October 11, 2006



EDGAR Operations Branch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  Re:      Met Investors Series Trust
                           Strategic Growth Portfolio
                           Strategic Growth and Income Portfolio
                           Strategic Conservative Growth Portfolio
                           Post-Effective Amendment No. 24
                           File No. 333-48456

Ladies and Gentlemen:

     This letter is in response to certain comments from Mr. Robert Lamont of the Staff with respect to the Trust's Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A filed with the Commission on August 16, 2006. Where noted, changes, as applicable, have been made to the Prospectus and/or Statement of Additional Information. All page references refer to the pages of these documents which have been marked to show changes from the previous versions included in Post-Effective Amendment No. 24.

1.   Comment: Please include Tandy language in your response letter.

     Response: The request language is included in this letter.


2. Comment: Under the heading "Understanding the Trust", the Registrant states that there are forty-six portfolios but the first page of the SAI states that it applies to forty-four investment portfolios. This disclosure should be consistent.

     Response: The SAI only covers 44 of the 46 Met Funds. A separate SAI covers two ETF funds.

3. Comment: Under the heading "Understanding the Portfolios", the Registrant states that "[e]ach Portfolio is well diversified . . ." Should this sentence say "non-diversified" or "diversified" rather than "well diversified." Please note that on page 8, the Registrant indicates that the Strategic Growth and Income Portfolio is "non-diversified."

     Response: The disclosure on page 3 has been modified to delete "well diversified." Revised page 3 is attached.

4. Comment: On page 7, at the bottom of the page there is a disclaimer in bold print. This disclaimer should either be added or moved to the front cover page of the prospectus.

     Response: All of Met's current prospectuses have the same disclosure in its position just prior to the disclosure of Portfolio objectives, policies and risks. It is proposed that at the next annual update, the disclaimer will be moved to the appropriate place.

5. Comment: On page 8, in the fourth paragraph down from the heading "Principal Investment Strategy", the Registrant states that "[t]he Portfolio is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified portfolio". Please revise this disclosure so that the word "concentrate" is not used in the context of diversification.

     Response: The requested revision has been made with respect to each Portfolio. Revised page 8 is attached.

6. Comment: Please note that when a fund invests in affiliated funds, the fund must aggregate the amount of investments of all underlying funds for purposes of concentration.

     Response: Disclosure has been added to the SAI regarding the aggregation of underlying investments in affiliated funds for concentration purposes. Revised page 47 of the SAI is attached.

7. Comment: On page 10, it would be helpful if for each primary risk listed, the Registrant would include one or two sentences describing the risk and refer readers to the back of the prospectus for more detailed descriptions of the primary risks.

     Response: The style of all Met prospectuses is to list the risk factor with a cross reference to the section on primary risks. It is believed that the current format is clear and adequately presents the risks involved for each Portfolio.

8. Comment: On the back cover page, the public reference room's telephone number is 202-551-8090.

     Response: The requested change has been made.


9. Comment: On page 28, for both the Manager and the Adviser, please include more disclosure about their experience.

     Response: The requested disclosures have been added. Revised pages 28 and 30 are attached.

10. Comment: On page 32, in the discussion of voting in the second full paragraph, please state whether or not there is a minimum number of votes that is required for a quorum. If the Registrant uses echo voting or mirror voting, please state that as a result of using such a voting method the disposition of a matter may be determined by a small number of shareholders.

     Response: The requested disclosure has been added. Revised page 32 is attached.


         In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to filing; (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Trust will file a 485(b) filing on November 1, 2006.

         If you have any questions, please feel free to call me at (202)
775-1205.


                                                Very truly yours,



                                                /s/ Robert N. Hickey
                                                Robert N. Hickey


Attachments

cc:      Liz Forget
         Anthony Dufault
         Francine Hayes
         John Rizzo

  INTRODUCTION

     Understanding the Trust

         Met Investors Series Trust (the "Trust") is an open-end management investment company that offers a selection of forty-six managed investment portfolios or mutual funds, only three of which are offered through this Prospectus (the "Portfolios"). Each of the three Portfolios described in this Prospectus has its own investment objective designed to meet different investment goals. Please see the Investment Summary section of this Prospectus for specific information on each Portfolio.

Investing Through a Variable Insurance Contract

         Class B shares of the Portfolios are currently only sold to separate accounts of certain affiliates of Metropolitan Life Insurance Company (collectively, "MetLife") to fund the benefits under certain individual flexible premium variable life insurance policies and individual and group variable annuity contracts (collectively, "Contracts").

         As a Contract owner, your premium payments are allocated to one or more of the Portfolios in accordance with your Contract.

         Please read this Prospectus carefully before selecting a Portfolio. It provides information to assist you in your decision. If you would like additional information about a Portfolio, please request a copy of the Statement of Additional Information ("SAI"). For details about how to obtain a copy of the SAI and other reports and information, see the back cover of this Prospectus. The SAI is incorporated by reference into this Prospectus.

[SIDE BAR:

         Please see the Contract prospectus for a detailed explanation of your Contract.]

                  Understanding the Portfolios


Each Portfolio was designed on established principles of asset allocation and risk tolerance. Each Portfolio will invest substantially all of its assets in other portfolios of the Trust or of Metropolitan Series Fund, Inc. (the "Fund") which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable ("Underlying Portfolios"). Each Portfolio has a target allocation among the three primary asset classes (equity, fixed income and cash/money market). The Adviser establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the Underlying Portfolios in which a Portfolio invests based on, among other things, the Underlying Portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. The Adviser may add new Underlying Portfolios or replace existing Underlying Portfolios or change the allocations among the Underlying Portfolios, dependent upon, among other factors, changing market dynamics, changes to the personnel, investment process, or criteria for holdings of the Underlying Portfolios, or the availability of other Underlying Portfolios that may provide a risk-adjusted benefit to a Portfolio. Information regarding
                                -3-

                       Strategic Growth and Income Portfolio


Investment Objective:

         Seeks both growth of capital and income where growth of capital takes precedence over income.

Principal Investment Strategy:

         The Portfolio seeks to achieve its objective by investing in Class A shares of a diversified group of Underlying Portfolios of the Trust and of the Fund. Under normal circumstances, the Portfolio primarily invests in large cap, small cap, mid cap and international equity Underlying Portfolios and also invests in fixed income Underlying Portfolios in accordance with targeted allocations of 65% to equity Underlying Portfolios including Underlying Portfolios that invest in real estate investment trusts (REITs) and 35% to fixed income Underlying Portfolios. The names of the Underlying Portfolios in which the Portfolio may invest and the approximate percentage of the Portfolio's assets allocated to various types of equity and fixed income Underlying Portfolios, as of the date of this Prospectus, are set forth above in "Understanding the Portfolios."

         The Portfolio seeks to achieve capital growth through its investments in Underlying Portfolios that invest primarily in equity securities. These investments may include Underlying Portfolios that invest mainly in stocks of large established U.S. companies as well, to a lesser extent, in stocks of foreign companies and smaller U.S. companies with above-average growth potential.

         The Portfolio seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed income securities. These investments may include Underlying Portfolios that invest exclusively in bonds of U.S. issuers as well as Underlying Portfolios that invest in U.S. and foreign investment-grade securities, as well as Underlying Portfolios that invest in high-yield, high-risk bonds, commonly referred to as "junk bonds."


         The Portfolio is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified portfolio. However, the Portfolio invests its assets in the Underlying Portfolios, each of which generally has diversified holdings.


         As of the date of this Prospectus, the Portfolio currently plans to invest in the following Underlying Portfolios and cash or cash equivalents at the approximate percentages indicated:

         With respect to swaps, a Portfolio (except for the Lord Abbett Bond Debenture, Lord Abbett Mid-Cap Value, Lord Abbett America's Value, Lord Abbett Growth and Income, Pioneer Fund, Pioneer Mid-Cap Value and Pioneer Strategic Income Portfolios) will not enter into any swap, cap, floor or collar transaction unless, at the time of entering into such transaction, the unsecured long-term debt of the counterparty, combined with any credit enhancements, is rated at least A by Standard & Poor's or Moody's or has an equivalent equity rating from an NRSRO or is determined to be of equivalent credit quality of the Portfolio's Adviser. With respect to repurchase agreements, the Portfolio may invest up to 20% of its assets in securities subject to repurchase agreements.


     For the purposes of determining concentration in any one industry, each Allocation Portfolio will aggregate the amount of investments of all affiliated Underlying Portfolios.


80% Investment Policy (Lord Abbett Bond Debenture, Lord Abbett Mid-Cap Value, Lazard Mid-Cap, Met/AIM Small Cap Growth, T. Rowe Price Mid-Cap Growth, PIMCO Inflation Protected Bond, Third Avenue Small Cap Value, Neuberger Berman Real Estate, Turner Mid-Cap Growth, Goldman Sachs Mid-Cap Value, RCM Global Technology, Van Kampen Comstock, Legg Mason Value Equity, Batterymarch Mid-Cap Stock, BlackRock High Yield, BlackRock Large-Cap Core, Pioneer Mid-Cap Value, Pioneer Strategic Income, Dreman Small-Cap Value, Van Kampen Mid-Cap Growth and MFS(R) Emerging Markets Equity Portfolios)

         Under normal circumstances, each of the Portfolios listed above will invest at least 80% of its respective assets (defined as net assets plus the amount of any borrowing for investment purposes) in certain securities as indicated in the current Prospectus. (See the Prospectus for a detailed discussion of these Portfolios' investments.) Shareholders will be provided with at least 60-days' prior written notice of any changes in the 80% investment policy. Such notice will comply with the conditions set forth in any applicable Securities and Exchange Commission rule then in effect.

         Unless otherwise indicated, all limitations applicable to a Portfolio's investments apply only at the time a transaction is entered into. Any subsequent change in a rating assigned by any rating service to a security (or, if unrated, deemed to be of comparable quality), or change in the percentage of Portfolio assets invested in certain securities or other instruments, or change in the average duration of a Portfolio's investment portfolio, resulting from market fluctuations or other changes in a Portfolio's total assets will not require a Portfolio to dispose of an investment until the Adviser determines that it is practicable to sell or close out the investment without undue market or tax consequences to the Portfolio. In the event that ratings services assign different ratings to the same security, the Adviser will determine which rating it believes best reflects the security's quality and risk at that time, which may be the higher of the several assigned ratings.

Management

     The Trust's Board of Trustees is responsible for managing the business affairs of the Trust. The Trustees meet periodically to review the affairs of the Trust and to establish certain guidelines which the Manager is expected to follow in implementing the investment policies and objectives of the Trust. The Trustees also review the investment program furnished to the Manager by the Adviser. Information about the Trustees and executive officers of the Trust is contained in the SAI.

The Manager


         Met Investors Advisory, LLC (the "Manager"), 5 Park Plaza, Suite 1900, Irvine, California 92614, has overall responsibility for the general management and administration of the Portfolios. Since February, 2001, the Manager has been the investment adviser of the Trust with portfolio assets of approximately $24.3 billion as of June 30, 2006. The Manager selects and pays the fees of the Adviser for the Portfolio and monitors the Adviser's investment program. The Manager is responsible for implementing the asset allocation determinations of the Adviser and identifying the Underlying Portfolios that are available for investment by each Portfolio. The Manager is an affiliate of MetLife.


         As compensation for its services to the Portfolios, the Manager receives monthly compensation at an annual rate of a percentage of the average daily net assets of each Portfolio. The advisory fees for each Portfolio are:



----------------------------------------------------- ----------------------------------------------------
                     Portfolio                                           Advisory Fee
----------------------------------------------------- ----------------------------------------------------
----------------------------------------------------- ----------------------------------------------------

Strategic Growth and Income Portfolio                  0.15% of first
                                                      $250 million of such
                                                      assets plus 0.125% of such
                                                      assets over $250 million
                                                      up to $500 million plus
                                                      0.10% of such assets over
                                                      $500 million
----------------------------------------------------- ----------------------------------------------------
----------------------------------------------------- ----------------------------------------------------
Strategic Conservative Growth                         0.15% of first $250 million of
                                                      such assets plus 0.125% of
                                                      such assets over $250
                                                      million up to $500 million
                                                      plus 0.10% of such assets
                                                      over $500 million
----------------------------------------------------- ----------------------------------------------------
----------------------------------------------------- ----------------------------------------------------
Strategic Growth Portfolio                            0.15% of first $250 million of such
                                                      assets plus 0.125% of such
                                                      assets over $250 million
                                                      up to $500 million plus
                                                      0.10% of such assets over
                                                      $500 million
----------------------------------------------------- ----------------------------------------------------


A discussion regarding the basis of the Trust's Board of Trustees' approval of the Management Agreement with the Manager and the investment advisory agreements between the Manager and the Adviser is included in the Trust's annual report.

sub-adviser. In such circumstances, shareholders would receive notice of such action, including the information concerning the new sub-adviser that normally is provided in a proxy statement.

         The Manager pays the Adviser a fee based on each Portfolio's average daily net assets. No Portfolio is responsible for the fees paid to the Adviser.



GALLATIN ASSET MANAGEMENT, INC. ("Gallatin"), One North Jefferson Avenue, St. Louis, Missouri 63103, is the investment adviser (the "Adviser"). Gallatin, organized in 2005, is a wholly-owned subsidiary of A.G. Edwards, Inc. and an affiliate of A. G. Edwards & Sons, Inc. ("A. G. Edwards"), one of the nation's oldest and largest investment firms. Gallatin provides asset management and advisory services to high net worth individuals and institutional investors. As of June 30, 2006, Gallatin had in excess of $7.5 billion in assets under management.


     The construction and maintenance of the asset allocation models that are used by the Portfolios, and the analysis and selection of the Underlying
Portfolios that are used in those models are performed by Gallatin's Professional Fund Advisor Investment Committee, which is a team of investment management professionals.

Mark A. Keller, CFA, Senior Vice President, Chief Investment Officer-Gallatin, Chairman of A.G. Edwards Investment Strategy Committee, Chairman of Gallatin Investment Strategy Committee

Mr. Keller has primary responsibility for the Investment Strategy used in the models. He is Chairman of the investment committees representing these portfolios, Gallatin Allocation Advisors, and Gallatin Professional Fund Advisor.

2005 to present, Senior Vice President, Chief Investment Officer-Gallatin, Asset Management Department; 2005 to present, Vice President, Chief Investment Officer-A.G. Edwards, Asset Management Department; 1994 to 2005, Vice President, Investment Officer-A.G. Edwards Trust Company FSB; 1999 to 2001, Vice President-A.G. Edwards Trust Company (Missouri); 1994 to 2001; Equity Strategist-A.G. Edwards.


Gregory W. Ellston, Vice President

Mr. Ellston is the director of manager research and is responsible for oversight of the Gallatin Manager Analysis Group, which is comprised of research analysts who recommend Underlying Portfolios to the Portfolios. He is Secretary of the investment committees representing these portfolios, Gallatin Allocation Advisors, Gallatin Manager Analysis, and Gallatin Professional Fund Advisor.

2005 to present, Vice President-Gallatin; 2000 to 2005, Vice President-A.G Edwards, Managed Products Department; 1997 to 2000, Associate Vice President-A.G. Edwards, Managed Products Department.

YOUR INVESTMENT

     Shareholder Information

     The separate accounts of MetLife are the record owners of the Portfolios' shares. Any reference to the shareholder in this Prospectus technically refers to those separate accounts and not to you, the Contract owner. The legal rights of you, the Contract owner, are different from the legal rights of the record owner.


     However, MetLife is required to solicit instructions from Contract owners when voting on shareholder issues. Any voting by MetLife as shareholder would therefore reflect the actual votes of Contract owners. Neither the Securities and Exchange Commission nor MetLife requires any specific minimum percentage of Contract owners to vote in order for MetLife to echo vote the remaining unvoted votes. MetLife seeks to obtain a reasonable level of turnout given the particular voting trend. MetLife may use various methods of encouraging Contract owners to vote, including additional solicitations. The practice of echo voting means that a minority of Contract owners may, in practice, determine whether an item passes or fails. Please see "Voting Rights" in the prospectus for the Contracts accompanying this Prospectus for more information on your voting rights.


Disclosure of Portfolio Holdings


     Shares of the Trust are offered only to separate accounts of MetLife. The following information is generally made available on one or more Insurance Company web sites (including www.metlifeinvestors.com); (i) the ten largest portfolio holdings of each Portfolio; (ii) unless the Adviser has objected, the percentage that each of these holdings represents of the Portfolio's net assets; and the percentage of the Portfolio's net assets that these top ten holdings represent in the aggregate. This information is generally posted to the web site on or about the first business day of the second month following the calendar quarter. The Trust may exclude any portion of these holdings from the posting when deemed in the best interest of the Trust. These postings generally remain until replaced by new postings as described above.


     A description of the Portfolios' policies and procedures with respect to the disclosure of the Portfolios' portfolio securities is available in the SAI.

Dividends, Distributions and Taxes

Dividends and Distributions

         Each Portfolio intends to distribute substantially all of its net investment income, if any. Each Portfolio distributes its dividends from its net investment income to MetLife's separate accounts at least once a year and not to you, the Contract owner. These distributions are in the form of additional shares and not cash. The result is that a Portfolio's investment performance, including the effect of dividends, is reflected in the cash value of the Contracts. Please see the Contract prospectus accompanying this Prospectus for more information.

                                          -32-